

July 18, 2008

Mr. Ralph J. Nicoletti
Sr. Vice President and Chief Financial Officer, Alberto-Culver Co
2525 Armitage Avenue
Melrose Park, IL 60160

Re: **Alberto-Culver Company**
Form 10-K for the fiscal year ended September 30, 2007
File No. 1-32970

Dear Mr. Nicoletti:

As a follow-up to our conference call on July 10, 2008 we have the following comment. We ask that you respond by August 1, 2008.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Consolidated Financial Statements

(10) Business Segments, Geographic Area and Major Customer Information, page 57

1. We appreciate the supplemental information you have provided and your participation in the conference call with us on July 10, 2008. We note that your monthly management reports, which are reviewed by your CODM, provide net sales and gross profit information on both a geographic and brand level. We also note that the Senior Vice-President, Commercial Management essentially manages on a geographic level (US, Europe, Latin America), and the Senior Vice-President, Chief Marketing Officer essentially manages on the basis of product type (Hair Care, Skin Care). The CODM reviews both types of information at both the regional and specific product level. Considering the guidance in paragraph 15 of SFAS 131, we believe that this information represents a strong indication that you have more than one remaining operating segment based upon further separation by product types. However it also appears that if this is the case, these operating segments may be subject to considerable aggregation, pursuant to paragraph 17 of SFAS 131. In consideration of this view, we request that you prepare an aggregation analysis under the guidelines of paragraph 17 of SFAS 131 assuming your brands are your operating segments.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief